NIU TECHNOLOGIES

No.1 Building, No. 195 Huilongguan East Road,

Changping District, Beijing 102208

People’s Republic of China

July 10, 2023

VIA EDGAR

Ms. Beverly Singleton

Ms. Melissa Gilmore

Ms. Jennifer Thompson

Mr. Chris Dunham

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Niu Technologies (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 21, 2023

File No. 001- 38696

Dear Ms. Singleton, Ms. Gilmore, Ms. Thompson and Mr. Dunham:

This letter sets forth the Company’s response to the comments contained in the letter dated June 26, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 21, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Provisions Required from the PRC Government Authorities for Our Operations, page 8

1.	Please expand your discussion to address the following, specifically beginning with stating affirmatively whether you have received all requisite permissions or approvals, etc.:

•	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its Form 20-F amendment (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIE have obtained all ~~the~~ requisite licenses, ~~and~~ permits and approvals from the PRC government authorities for the business operations of our subsidiaries and the VIE in mainland China~~, including, among others, CCC certification and ICP License~~. These permissions and approvals include, among others, CCC certification, ICP License, Production License for National Industrial Products, and Motorcycle Production Access Certificate. For more information, see “Item 4.B. Information on the Company—Business Overview — Regulations.” Our mainland China subsidiaries and the VIE have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries and the VIE are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business and previous issuances of securities by our company to foreign investors, except for the permissions or approvals listed above that have been obtained. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals to operate business or offer securities to foreign investors, and may not be able to maintain or renew our current licenses, permits, filings or approvals. If we, our mainland China subsidiaries and the VIE (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities being registered to foreign investors, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China.”

[…]

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

2.	With regard to your discussion of the new CSRC Overseas Listing Trial Measures which took effect on March 31, 2023, please disclose how, if at all, the Overseas Listing Trial Measures apply to you, your subsidiaries and the VIE and its subsidiaries and whether all relevant parties have complied with your obligations under the Overseas Listing Trial Measures, and the risks to investors of non-compliance.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its Form 20-F amendment (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“Permissions Required from the PRC Authorities for Overseas Financing Activities

Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, ~~the overseas offering and listing by a mainland China domestic company, whether directly or indirectly, shall be filed~~ PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in mainland China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries and the VIE are not required to obtain permissions from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities by our company to foreign investors. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.”

Risks Related to Doing Business in China

The PRC government's significant oversight over our business operation could result in a material adverse change in our operations , page 43

3.	Please expand the discussion in the second sentence to clarify that the PRC government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Reference is made to your disclosure in the second to last paragraph on page 4.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its Form 20-F amendment (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operations, and our ordinary shares and ADSs may decline in value or become worthless. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and our ordinary shares and ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

Risks Related to Our ADSs

Certain judgments obtained against us by our shareholders may not be enforceable, page 58

4.	In addition to this Risk Factor disclosure, please provide a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgments against your officers and directors who appear to be located in China.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its Form 20-F amendment (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“Certain judgments obtained against us and our directors and officers by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. ~~All~~ Substantially all of our current operations are conducted in mainland China. ~~In addition, all of our current directors and officers are nationals and residents of countries other than the United States~~. ~~Substantially all of the assets of these persons are located outside the United States.~~ As a result, it may be difficult or impossible for you to bring an action against us ~~or against these individuals~~ in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets ~~or the assets of our directors and officers~~.

In addition, some of our directors and officers reside within China or are PRC nationals. As a result, it may also be difficult or impossible for you to bring an action against our directors and officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against the assets of our directors and officers.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 137

5.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Gs and the amendments thereto, other than Glory Achievement Fund Limited and Niu Holding Inc. Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings, Glory Achievement Fund Limited is ultimately and wholly held by a trust, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and is not owned or controlled by a governmental entity of mainland China. Niu Holding Inc. is a BVI business company, which is 82.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 17.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits of and absorb losses that potentially could be significant to the VIE. The shareholders of the VIE are all natural persons, as disclosed in the 2022 Form 20-F. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) CITI (NOMINEES) LIMITED, (ii) Glory Achievement Fund Limited, (iii) Niu Holding Inc., (iv) ELLY Holdings Limited, a BVI business company wholly owned by Dr. Yan Li, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and (v) certain institutional investors. CITI (NOMINEES) LIMITED is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of Glory Achievement Fund Limited and Niu Holding Inc., based on the foregoing, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

6.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that the Company has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, based on information provided by the directors of the consolidated foreign operating entities and to the best of the Company’s knowledge, none of such director is an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 10, 2023

7.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the articles of the Company and of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Item 19. Exhibits, page Exhibits

8.	Refer to the Certifications of the Chief Executive Officer and Chief Financial Officer at Exhibits 13.1 and 13.2, respectively. We note the first paragraph of each exhibit refers to the prior year ended December 31, 2021, rather than the current year ended December 31, 2022. Please amend your December 31, 2022 Annual Report on Form 20-F in its entirety to properly include corrected Exhibits 13.1 and 13.2. We refer you to Compliance & Disclosure Interpretations ("C&DIs") Section 246.14 of Regulation S-K.

In response to the Staff’s comment, the Company undertakes to file an amendment to the 2022 Form 20-F with the Commission to include the corrected Exhibits 13.1 and 13.2 as soon as the Company clears the Staff's comments on the 2022 Form 20-F.

*          *          *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10-6432-1899 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Niu Technologies

By:	/s/ Fion Wenjuan Zhou
Name: Fion Wenjuan Zhou
Title: Chief Financial Officer

cc:           Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Xu, Partner, KPMG Huazhen LLP